

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

<u>Via E-mail</u>
Mr. Bradley E. Sparks
Chief Financial Officer
Laredo Oil, Inc.
111 Congress Avenue, Suite 400
Austin, Texas 78701

> **Re:** **Laredo Oil, Inc.**
> **Form 10-K for the Fiscal Year ended May 31, 2013**
> **Filed August 29, 2013**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2013**
> **Filed January 14, 2014**
> **File No. 333-153168**

Dear Mr. Sparks:

We have completed our review of your filings. We remind you that our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief